Exro Technologies Announces Third Quarter 2021 Financial Results

•Research and development activities surged by six fold for the nine months ended September 30, 2021, due to the increase in testing and validation of projects to achieve the Company’s goals for commercialization.
•The Company’s common shares began trading on the Toronto Stock Exchange on July 8, 2021.
•Unveiled a new application for the Coil Driver™, including the potential to dramatically reduce the cost and complexity associated with deploying electric vehicle infrastructure at scale.
•Announced the opening of a US headquarters in Mesa, Arizona, joining a robust e-mobility, and research and development ecosystem in the greater Phoenix area.
•Independent third-party organization AVL conducted multiple tests on Exro’s Coil Driver™, with results proving that Exro has successfully combined two traditionally separate formats of power electronics for the first time, which has the potential to reduce the weight and cost of electric powertrains.
•Submitted an initial application to list on the Nasdaq Stock Market LLC (“Nasdaq”).

Calgary, Alberta (November 9, 2021) – Exro Technologies Inc. (TSX: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company which has developed a new class of power electronics for electric motors and powertrains, announced today its financial results for the quarter-ended September 30, 2021.

In July, Exro announced its graduation to the Toronto Stock Exchange (TSX), providing Exro with a greater platform to expand its global investor base. “Graduating to the senior board is a great accomplishment after only trading on the TSX Venture Exchange for ten months,” said Sue Ozdemir, Chief Executive Officer of Exro. “Now, we have submitted an application to list on the Nasdaq, the second-largest stock exchange in the world, which will increase Exro’s brand and visibility while providing us with a greater platform to expand our investor-base.”

Throughout the quarter, Exro focused on the expansion of its technology applications and business services. After announcing a new application for its patented Coil Driver™ technology which can be used to enable electric vehicles (“EVs”) to seamlessly fast charge and provide electricity back to the grid regardless of power source or charger type, Exro unveiled its new Services Division. Exro’s Vehicle Systems division will provide complete powertrain designs that integrate Exro’s core technology with vehicle powertrains, including embedded software, Vehicle Control Units (VCUs) and batteries.

“Exro has been firing on all cylinders over the summer,” said Sue Ozdemir. “We have a number of development and expansion projects underway, and all of our resources are now running at full capacity. In addition to the recent Coil Driver™ patents filed in July 2021, AVL, an independent third-party firm, confirmed that our coil switching technology optimizes the performance of electric motors. Further, not only have we completed the first vehicle integration of the Coil Driver™ with Potencia and Zero Motorcycles, but the team has also made significant progress in terms of size and power density of the Coil Driver™ products.”
Q3 2021 FINANCIAL HIGHLIGHTS
For the nine months ended September 30, 2021
•Comprehensive loss of $18,063,147 (Q3 2020 – $6,761,198).
•Selling, general and administration expense increased by $1,676,687 to $3,564,133
•Payroll and consulting fees increased by $1,938,876 to $4,514,181
•Research and development increased by $4,325,445 to $5,042,480
•Share based payments expense increased by $6,197,542 to $7,553,179
For the three months ended September 30, 2021
•Comprehensive loss of $7,632,444 (Q3 2020 – $2,989,747).
•Selling, general and administration expense increased by $928,834 to $1,635,236
•Payroll and consulting fees increased by $807,677 to $1,792,377
•Research and development increased by $1,778,280 to $2,019,303

•Share based payments expense increased by $1,491,344 to $2,525,668
The main drivers for the overall cost increases are due to additional expenditures incurred as the Company is transitioning from a proof-of-concept stage to a commercialization phase and preparing for future Coil Driverᵀᴹ production. Research and development expenses increased by 603% for the nine months ended September 30, 2021, due to testing and validation of several projects to achieve the Company’s goals for commercialization. Exro is still spending a considerable amount of time and effort to recruit top talents and to increase the awareness of its technologies and progress.
THIRD QUARTER OPERATING HIGHLIGHTS
The Company’s common shares began trading on the Toronto Stock Exchange on July 8, 2021.
On July 15, 2021, Exro announced a new market application for its patented Coil Driver™ technology that has the potential to dramatically reduce the cost and complexity associated with deploying electric vehicle (“EV”) infrastructure at scale. The Coil Driver™ technology can be used to deliver Level 1 to Level 4 charging capabilities and provide electricity back to the grid with significantly less power electronics. This includes charging capabilities from renewable energy sources like solar and wind power. The Company filed a new family of patents that covers this additional functionality for the Coil Driver™, further strengthening its cost positioning and demonstrating its continued commitment to driving bold innovative solutions in EV power electronics. The recent patent filing raises Exro’s combined held and submitted patent portfolio to 38.
On July 27, 2021, the Company announced the location of its U.S. headquarters in Mesa, Arizona. From its 15,000 square foot location in Mesa, Arizona, Exro will expand its research, development, and testing to optimize power within electric vehicles (EVs) of all types, from scooters and e-bikes to electric cars and buses.
On August 19, 2021, the Company announced that Alan Gaines, an accomplished and respected leader in finance and clean energy, has joined the Exro Board of Directors (“Board”), replacing Daniel McGahn. Gaines will provide direction as Exro expands its product portfolio and continues to mature as a company publicly listed on the Toronto Stock Exchange (“TSX”).
On October 7, 2021, Exro announced its first independent third-party testing of its Coil Driver™ technology that was conducted by AVL, the world’s largest independent company for development, simulation and testing of powertrain systems and software for the automotive industry. A series of tests were performed on an electric motor dynamometer (“dyno”) with the Coil Driver™ to demonstrate coil switching performance at various speeds and under different conditions. Results from AVL’s testing demonstrated the Coil Driver™ successfully switches coil configurations while in operation on an electric motor seamlessly. These results prove Exro has successfully combined two traditionally separate formats of power electronics, the series mode for low-speed torque and parallel mode for high-speed efficiency, for the first time.
LIQUIDITY AND CAPITAL RESOURCES
As of September 30, 2021, the Company had cash of $28,112,764 and amounts receivable of $159,632, which primarily consist of GST refund. The Company had accounts payable and accrued liabilities of $3,543,548.
RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA

for the 3 months ended	Revenue	Comprehensive loss	Basic and diluted loss per common share	Weighted average number of common shares
September 30, 2021	-	(7,632,444)	(0.06)	120,551,027
September 30, 2020	-	(2,989,747)	(0.03)	95,441,272

OUTSTANDING SHARE DATA
As of November 9, 2021, there were 120,874,274 Common Shares issued and outstanding, and other securities convertible into Common Shares as summarized in the following table:

	Number Outstanding as of November 9, 2021	Number Outstanding as of September 30, 2021
Common Shares issued and outstanding	120,874,274	120,624,274
Options	11,369,966	11,619,966
Warrants	1,855,061	1,855,061

ADDITIONAL INFORMATION

The audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2020, dated April 6, 2021, can be viewed at www.exro.com/investors or on SEDAR under Exro Technologies Inc. at www.sedar.com.

Unless otherwise noted, all figures are in Canadian currency, Cdn.

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.
Exro’s advanced motor control technology, the Coil DriverTM, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com.
Visit us on social media @exrotech.

ON BEHALF OF THE BOARD OF DIRECTORS
Sue Ozdemir, Chief Executive Officer
CONTACT INFORMATION
Investor inquiries: ir@exro.com
Canada investors: Jake Bouma at 604-317-3936
United States investors: Vic Allgeier at 646-841-4220
Media inquiries: media@exro.com
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by the Company with the Canadian securities regulators, including the Company’s annual information form for the financial year ended December 31, 2020, and financial statements and related MD&A for the financial year ended December 31, 2020, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.
Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking information and statements contained herein include the risk factors set out in Exro’s annual information form and also include, but not limited to:
•The listing of the Exro’s common shares on Nasdaq remains subject to the review and approval of the listing application and the satisfaction of all applicable listing and regulatory requirements, including approval of a registration statement to be filed by the Company with the U.S. Securities and Exchange Commission;
•The NASDAQ listing may not provide Exro with broadened access to international investors or enhance Exro's liquidity
•Anticipated market demand and sales orders may differ based on changes in customers’ pipelines and/or product requirements; and
•Potential delays in completion of testing and validation of future Coil Driver™ products and prototypes.
Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this press release.